

January 11, 2024

Jeffrey Frelick
Chief Executive Officer
Bone Biologics Corporation
2 Burlington Woods Drive, Suite 100
Burlington, MA 01803

> **Re: Bone Biologics Corporation**
> **Registration Statement on Form S-3**
> **Filed January 5, 2024**
> **File No. 333-276412**

Dear Jeffrey Frelick:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jane Park at 202-551-7439 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Alexander McClean, Esq.